1001 West Fourth Street Winston-Salem, NC 27101-2400 t 336 607 7300 f 336 607 7500

March 15, 2013

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, NE
Washington, DC  20549

Re:	Endurance Series Trust (“Registrant”) (File Nos. 333-186059 and 811-22794) on behalf of the Gator Focus Fund (the “Fund”), the sole series of the Trust

Ladies and Gentlemen:

On behalf of our client, Registrant, below please find Registrant’s responses to the comments of the staff reflected in the letter from Mr. Vincent J. Di Stefano, Senior Counsel, Division of Investment Management, dated February 15, 2013.  Registrant’s responses are provided in a similar format and in the same order as your comment letter.  Where applicable, we have included a redline version of revised text.

Prospectus

Comment 1:   Please paginate the document.

Our Response:   Registrant will ensure that page numbers appear on future versions of its registration statement filed on EDGAR.

Front Cover

Comment 2:   Please provide the Fund’s ticker symbol.

Our Response:   The Fund does not yet have a ticker symbol; once a ticker symbol is obtained, subsequent versions of the Fund’s prospectus will provide such information on the front cover.

ATLANTA  AUGUSTA  CHARLOTTE  DENVER  DUBAI  LOS ANGELES  NEW YORK  RALEIGH  SAN DIEGO  SAN FRANCISCO
SEATTLE  SHANGHAI  SILICON VALLEY  STOCKHOLM  TAIPEI  TOKYO  WALNUT CREEK  WASHINGTON  WINSTON-SALEM

March 15, 2013

Summary

Fees and Expenses of the Fund

Comment 3:   Please confirm that the contract referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the registration statement.  Consistent with disclosure in the SAI, please indicate here that the Adviser will have the ability to recoup fees waived or expenses reimbursed.

Our Response:   The expense limitation agreement with respect to the Fund (the “ELA”) will be in effect for at least 12 months after the effective date of the registration statement.  In addition, as reflected in the disclosure below, the Adviser has elected to decrease the expense limitation from 1.99% to 1.49%.  Accordingly, Registrant has added the following disclosure with respect to the fee recoupment and the decreased expense limitation to the footnote to the fee table on page 1 (with new language underlined):

The Fund’s investment adviser, Gator Capital Management, LLC (the “Adviser”), has entered into a contractual agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, payments, if any, under a Rule 12b-1 Plan, and Acquired Fund Fees and Expenses) to not more than 1.49%.  Any waiver or reduction of fees or expenses by the Adviser under this agreement is subject to repayment by the Fund within the three fiscal years following the year in which such waiver or reduction occurred, if the Fund is able to make the payment without exceeding the 1.49% expense limitation.  The contractual agreement cannot be terminated prior to July 31, 2014 without the Trust’s Board of Trustees’ approval.

Comment 4:   The fee table contains a line item for acquired fund fees and expenses, but the strategy and risk disclosure contain no references to investments in other funds.  If the Fund will invest in other funds, please describe the relevant strategy and risks, e.g., duplication of expenses.

Our Response:   It is not currently anticipated that the Fund will invest in other investment companies as part of its principal investment strategy; however, the Fund may from time to time place funds in money market funds that impose management fees.

Principal Investment Strategies of the Fund

Comment 5:   Will the Fund invest in foreign or emerging market securities as part of its principal strategies?  If so, please include appropriate strategy and risk disclosure in the summary and in the section titled “More about the Fund’s Investment Objective, Strategies, Risks and Portfolio Holdings.”

Our Response:   Investing in foreign or emerging market securities is not part of the Fund’s principal investment strategies.

Comment 6:   Disclosure indicates the Fund will normally invest “at least 65%” of assets in small cap equities.  Please disclose any other principal strategies the Fund may employ with respect to the remaining assets.

Our Response:   To reflect that the Fund, as part of its principal investment strategy, may also invest in mid-cap companies, the Fund has added additional disclosure at the end of the paragraph containing the above-described disclosure on Page 2 of the Fund’s revised prospectus.  This added disclosure reads as follows:

March 15, 2013

The Fund also may invest in equity securities of mid-capitalization (“mid-cap”) companies.  The Fund considers a mid-cap company to be one that has market capitalization of between $3 billion and $10 billion.

Further Response:   The Fund has added corresponding additional disclosure on page 5 of the Fund’s revised prospectus at the end of the first paragraph under the heading “PRINCIPAL INVESTMENT STRATEGIES” in the section regarding “MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, STRATEGIES, RISKS AND PORTFOLIO HOLDINGS” as follows:

The Fund also may invest in equity securities of mid-cap companies.  The Fund considers a mid-cap company to be one that has market capitalization of between $3 billion and $10 billion.

Further Response:   The Fund has also amended the risk factor disclosure paragraph formerly titled “Small-Cap Securities Risk” on Page 3 of the Fund’s revised prospectus.  The amended risk factor reads as follows:

Small and Mid-Cap Securities Risk.  Investing in the securities of small and mid-cap companies generally involves greater risk than investing in larger, more established companies.  This greater risk is, in part, attributable to the fact that small and mid-cap companies may have limited product lines, operating history, markets or financial resources and their securities may therefore be more volatile than securities of larger, more established companies or market averages in general.  In addition, the market for small and mid-cap securities may be more limited than the market for larger companies.

Further Response:   The Fund has also amended the risk factor disclosure paragraph formerly titled “Small-Cap Securities” on Page 7 of the Fund’s revised prospectus.  The amended risk factor reads as follows:

Small and Mid-Cap Securities.  Investing in the securities of small and mid-cap companies generally involves substantially greater risk than investing in larger, more established companies.  This greater risk is, in part, attributable to the fact that the securities of small and mid-cap companies usually have more limited marketability and, therefore, may be more volatile than securities of larger, more established companies or the market averages in general.  Because small and mid-cap companies normally have fewer shares outstanding than larger companies, it may be more difficult to buy or sell significant amounts of such shares without an unfavorable impact on prevailing prices.  Another risk factor is that small and mid-cap companies often have limited product lines, markets, or financial resources and may lack management depth.  Additionally, small and mid-cap companies are typically subject to greater changes in earnings and business prospects than are larger, more established companies.  Small and mid-cap companies may not be well-known to the investing public, may not be followed by the financial press or industry analysts, and may not have institutional ownership.  These factors affect the Adviser’s access to information about the companies and the stability of the markets for the companies’ securities.  Small and mid-cap companies may be more vulnerable than larger companies to adverse business or economic developments.  If the companies do not succeed, the prices of the companies’ shares could dramatically decline in value.  Therefore, an investment in the Fund may involve a substantially greater degree of risk than an investment in other mutual funds that seek capital growth by investing in more established, larger companies.  The Adviser’s ability to choose suitable investments also has a significant impact on the ability of the Fund to achieve its investment objective.

March 15, 2013

Comment 7:   We note that disclosure indicates that the Fund’s portfolio managers have particular experience in the financial sector.  Will the Fund invest significantly in this sector?  If so, please provide appropriate strategy and risk disclosure.

Our Response:   Notwithstanding the portfolio manager’s experience with securities issued by companies in the financial sector, the Fund does not focus on such securities, per se.  However, the Fund may invest in such securities if they are issued by small-cap companies and otherwise meet the portfolio manager’s investment criteria.

Principal Risks of Investing in the Fund

Comment 8:   Please state affirmatively at the end of the first paragraph of this section that “You may lose money by investing in the Fund.”

Our Response:   The requested disclosure has been added.

Comment 9:   Does the Fund actively trade its portfolio such that it expects to have high portfolio turnover?  If so, please provide appropriate disclosure of the strategy and attendant risks, e.g., greater taxes and fees.

Our Response:   While the Adviser may buy and sell securities for the Fund as the portfolio manager deems necessary or advisable consistent with the Fund’s investment strategy, the Adviser does not anticipate that the Fund’s strategy will involve high portfolio turnover.  Accordingly, while the Registrant recognizes the importance of disclosing such a strategy and the attendant risks if appropriate, the Fund does not believe these disclosures would be appropriate for the Fund’s currently anticipated portfolio turnover.

Comment 10:   Preferred stock and convertible securities are mentioned as principal investment strategies of the Fund.  Please add corresponding risk disclosure for these securities.

Our Response:   The Fund has added the following risk factor to pages 3 and 7 of the Prospectus:

Risks related to Other Equity Securities.  In addition to common stocks, the equity securities in the Fund’s portfolio may include preferred stock and convertible securities.  Like common stocks, the value of these equity securities may fluctuate in response to many factors, including the activities of the issuer, general market and economic conditions, interest rates, and specific industry changes.  Also, regardless of any one company’s particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses for the Fund.  Convertible securities entitle the holder to receive interest payments or a dividend preference until the security matures, is redeemed, or the conversion feature is exercised.  As a result of the conversion feature, the interest rate or dividend preference is generally less than if the securities were non-convertible.

Performance

Comment 11:   Please include the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A (e.g., disclose that the information will show changes in the Fund’s performance from year to year and show how the Fund’s average annual returns compare with those of a broad measure of market performance; and disclose that the Fund’s past performance is not necessarily an indication of how the Fund will perform in the future).

March 15, 2013

Our Response:   Registrant notes that because the Fund is new, the Fund does not currently have any performance requiring a bar chart pursuant Item 4(b)(2)(ii) or (iii), and thus the Registrant did not include the narrative disclosures under Item 4(b)(2)(i).  However, the Registrant has added the following disclosure related to Item 4(b)(2)(i) in response to your comment (new language underlined):

In the future, performance information will be presented in this section of the Prospectus and will show changes in the Fund’s performance from year to year and how the Fund’s average annual returns compare with those of a broad measure of market performance.  Past performance is not necessarily an indication of how the Fund will perform in the future.

Purchase and Sale of Fund Shares

Comment 12:   Please delete “at the Fund’s net asset value next determined after receipt of your request in good order” from the first paragraph of narrative disclosure in this section, as this language is neither required nor permitted by Item 6 of Form N-1A.

Our Response:   The requested deletion has been made.

More about the Fund’s Investment Objectives, Strategies, Risks and Portfolio Holdings

Investment Objective

Comment 13:   Please state whether shareholders will be given notice of a change in the Fund’s investment objective.

Our Response:   Disclosure related to a change in the Fund’s investment objective has been revised, and now reads as follows (with new language underlined):

The Fund’s investment objective may be changed without shareholder approval; however, the Fund will provide 30 days’ advance notice to shareholders before implementing a change in the Fund’s investment objective.

Principal Investment Strategies

Non-Diversified Fund

Comment 14:   Please add to the end of the last sentence of this paragraph:  “… if it intends to qualify as a regulated investment company under the tax code.”

Our Response:   The requested language has been added.

March 15, 2013

Principal Risks of Investing in the Fund

Small-Cap Securities

Comment 15:   Please delete the following text from the first sentence of the second paragraph of this section, as it does not contain risk disclosure:  “Although investing in securities of small companies offers potential above-average returns if the companies are successful”.

Our Response:   The requested deletion has been made.

Portfolio Holdings

Comment 16:   Will the Fund discuss on its website its policies and procedures with respect to disclosure of the Fund’s portfolio securities?  If it will, please indicate this here.  See Item 9(d) of Form N-1A.

Our Response:   A description of the Fund’s policies and procedures with respect to disclosure of portfolio securities is not available on the Fund’s website.

Management of the Fund

Additional Information on Expenses

Other Expenses

Comment 17:   Disclosure indicates the Fund pays all expenses not assumed by the Adviser, including “any interest.”  Please specify which interest expenses the Fund pays.

Our Response: The disclosure of “interest” the Fund may pay refers to interest on borrowings by the Fund, if any.  For clarification, the Registrant has revised the language from “any interest” to “interest on borrowing by the Fund, if any”.

Comment 18:   The last sentence of this section refers to the existence of multiple series of the Trust, yet the Trust has only a single series.  Please delete this disclosure or explain why it is relevant.

Our Response:   As reflected in Registrant’s name, Registrant anticipates that in the near future it will have multiple series.  The above-mentioned disclosure has been revised on page 10 of the revised prospectus, which now reads as follows (with new language underlined):

If there is more than one series of the Trust, then all general Trust expenses are allocated among and charged to the assets of each separate series of the Trust, such as the Fund, on a basis that the Trustees deem fair and equitable, which may be on the basis of relative net assets of each series or the nature of the services performed and relative applicability to each series.

Other Important Information

Federal Taxes

Comment 19:   Please delete the remainder of the first sentence of the second paragraph of this section, after the word “cash”, then insert “If they do not make such an election, these dividends will automatically be reinvested in additional Fund shares.”

March 15, 2013

Our Response:   The requested change has been made.

Statement of Additional Information

Investment Objectives, Policies and Risks

Exchange-Traded Funds

Comment 20:   Please disclose all material risks of investing in ETFs, e.g., that ETFs may trade at discount, could be leveraged, and that investing in ETFs could result in duplication of fees.

Our Response:   Registrant has added an additional paragraph to the description of ETFs, which now appears on page 4 of the SAI:

While ETFs are generally bought and sold on an exchange, an investment in an ETF is also subject to many risks generally applicable to conventional registered investment company (i.e., one that is not exchange traded), including risks associated with the underlying index and investment strategy that the ETF follows, and risks related to the investment adviser’s success in managing the ETF.  In addition, the Fund’s investments in ETFs are subject to risks of duplicate costs, since the ETFs have costs and expenses that are passed on to the ETFs’ investors (including the Fund).  ETFs are also subject to the following risks that generally do not apply to conventional investment companies:  (i) the market price of the ETF’s shares may trade at a discount to the ETF’s net asset value, and as a result, ETFs may experience more price volatility than other types of portfolio investments and such volatility could negatively impact the net asset value of the Fund; (ii) an active trading market for an ETF’s shares may not develop or be maintained at a sufficient volume; (iii) an ETF’s investment strategy may involve leveraging, which increases the impact that a decrease in the market value of the underlying securities of the ETF will have on the ETF’s net asset value; (iv) trading of an ETF’s shares may be halted if the listing exchange deems such action appropriate; and (v) ETF shares may be delisted from the exchange on which they trade, or “circuit breakers” (which are tied to large decreases in stock prices used by the exchange) may temporarily halt trading in the ETF’s stock.  Finally, as discussed above, there are legal limitations and other conditions imposed by SEC rules on an investment company’s acquisition of the shares of ETFs that may limit the amount of an ETF’s shares that the Fund may purchase.

Commodities Exchange Act Compliance

Comment 21:   Please replace “Fund” with “Adviser” in the last sentence of this paragraph, as the Adviser, not the Fund, would be subject to registration as a CPO.

Our Response:   Were Registrant deemed to be a CPO with respect to a commodity pool represented by the Fund, the Adviser would have registration obligations under the CEA.  However, consistent with Rule 4.5 under the CEA, the Registrant, with respect to the Fund, is exempt from the definition of CPO, and thus Registrant has made the required “notice of exemption” filing on behalf of the Fund.

March 15, 2013

Fundamental Restrictions

Comment 22:   Please disclose the Fund’s concentration policy.  See Item 16(c)(4) of Form N-1A.

Our Response:   Disclosure related to the Fund’s concentration policy has been added to page 14 of the SAI as Fundamental Restriction (8), and reads as follows:

[… the Fund may not…] Invest 25% or more of its total assets in securities of issuers in any particular industry.  For purposes of this limitation, securities of the U.S. Government (including its agencies and instrumentalities), securities of state or municipal governments and their political subdivisions and investments in other registered investment companies are not considered to be issued by members of any industry.

Comment 23:   Please clarify, with respect to the Fund’s borrowing policy, that in the event the Fund’s asset coverage falls below 300% of borrowings, the Fund must reduce the amount of borrowing within three business days.

Our Response:   Disclosure related to the Fund’s borrowing policy has been revised on page 14 of the SAI, and now reads as follows (with new language underlined):

The 1940 Act presently allows a fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets), and the Fund will, to the extent necessary, reduce its existing borrowings (within 3 days, excluding weekends and holidays) to comply with the provisions of the 1940 Act.

Comment 24:   Please provide narrative disclosure describing the extent to which the issuance of senior securities is permitted under the 1940 Act.

Our Response:   Disclosure related to the 1940 Act’s limits on the issuance of senior securities was included in Registrant’s initial registration statement (at the second bullet point following the Fund’s Non-Fundamental Restrictions), and is on page 14 of the revised SAI.

* * * * * * * * *

In submitting this correspondence, Registrant acknowledges that:  (i) Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Please contact Jeffrey T. Skinner at (336) 607-7512 with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner